Exhibit 11

Statement of Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
Net income available to common stockholders	$5,347	$18,156	$11,621	$32,206

Weighted average number of common shares outstanding	43,352,836	43,334,441	43,348,195	43,132,398
Effect of stock options and other awards	197,293	27,114	123,685	24,429
Weighted average diluted number of common shares outstanding	43,550,129	43,361,555	43,471,880	43,156,827

Basic earnings per share	$0.12	$0.42	$0.27	$0.75
Diluted earnings per share	$0.12	$0.42	$0.27	$0.75